Exhibit 23.1

CONSENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 25, 2009, relating to the financial statements and financial statement schedules of PMC-Sierra, Inc., (which report expressed an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standard No. 157, Fair Value Measurements, effective January 1, 2008), and the effectiveness of PMC-Sierra Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of PMC-Sierra, Inc. for the year ended December 28, 2008.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Independent Registered Public Accountants

Vancouver, Canada

May 12, 2009